UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On January 10, 2024, Marti Technologies, Inc. (the “Company”) issued a press release announcing that the board of directors of the Company authorized a share repurchase program in which the Company may repurchase up to $2.5 million of its outstanding Class A ordinary shares. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: January 10, 2024	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release of Marti Technologies, Inc., dated January 10, 2024.

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